Exhibit 1



                                                              DIVIDEND NEWS


HACKENSACK, NJ, OCTOBER 27, 2000 - First Real Estate Investment Trust has declared a fourth quarter dividend of $1.15 per share payable on December 15, 2000 to shareholders of record on December 1, 2000. This raises current year's dividends to $2.65 per share compared to $2.25 last year; an increase of 17.8%.

                       Fiscal Year Ending           Fiscal Year
                            10/31/00              Ended 10/31/99
  ------------------ ------------------------ ------------------------
  1st Quarter                 $ .50                    $ .40
  ------------------ ------------------------ ------------------------
  2nd Quarter                 $ .50                    $ .40
  ------------------ ------------------------ ------------------------
  3rd Quarter                 $ .50                    $ .40
  ------------------ ------------------------ ------------------------
  4th Quarter                 $1.15                    $1.05
                              -----                    -----
  ------------------ ------------------------ ------------------------
  Total                       $2.65                    $2.25
                              =====                    =====
  ------------------ ------------------------ ------------------------


The Trust is on a fiscal year ending October 31st. It has been the Trust's policy to pay fixed quarterly dividends for the first three quarters of each fiscal year, and a final fourth quarter dividend based on the total fiscal year's operating results.

For its fiscal year beginning November 1, 2000, the Trust will increase its fixed quarterly dividend to $.60 per share from $.50 per share. The fourth quarter dividend will be adjusted to reflect its total operating results for the year ending October 31, 2001.

                                     ~~~~~~

      The  statements  in  this  report  that  relate  to  future   earnings  or
      performance are forward-looking. Actual results might differ materially and be adversely affected by such factors as longer than anticipated lease-up periods or the inability of tenants to pay increased rents. Additional information about these factors is contained in the Trust's filings with the SEC including the Trust's most recent filed report on Form 10-K and Form 10-Q.

                                     ~~~~~~

   First Real Estate Investment Trust is a publicly traded (over-the-counter -
     symbol FREVS) REIT organized in 1961. It has approximately $96 million (historical cost basis) of assets. Its portfolio of residential and retail properties extends from Eastern L.I. to Maryland, with the largest concentration in Northern New Jersey


   For additional information contact Shareholder Relations at (201) 488-6400